RMS



17018418

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-65595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6770 Hawaii Kai Drive, #209
(No. and Street)

Honolulu (City) Hawaii (State) 96825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MINWON YANG (808)538-0590
(Area Code – Telephone Number)

2017 NOV 29 PM
RECEIVED
SEC / TM

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A (Address) Frankfort (City) Illinois (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of as of, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

PRESIDENT
Title

State of Hawaii
City & County of Honolulu } SS.



STACIE L. IKEI
NOTARY
PUBLIC
No. 90-657
STATE OF HAWAII

STACIE L. IKEI
Notary Public
My Commission Expires: 11-06-2018

Doc. Date: undated # Pages 3
Notary Name: STACIE L. IKEI First Circuit
Doc. Description annual audited report

Notary Signature 11-15-17 Date



STACIE L. IKEI
NOTARY
PUBLIC
No. 90-657
STATE OF HAWAII

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director of
Sun's Brothers Securities, Inc.

We have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc. as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 16, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS		
Current Assets		
Cash in bank	$	-
Receivable from clearing broker		49,800
Total Current Assets		49,800
Office Equipment: Net of accumulated depreciation of $15,011		2,569
Other Assets		
Deposit with clearing Broker-Dealer		100,049
Prepaid assets		113
Total Other Assets		100,162
Total Assets	$	152,531
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	45,698
Commissions payable		5,552
Pension plan payable		27,500
Income Taxes payable		3,310
Total Current Liabilities		82,060
Other Liabilities		
Line of Credit		34,110
Total Liabilities		116,170
Shareholder's equity:		
Common stock, $1.00 par value; 1,000 Shares authorized, issued and outstanding		1,000
Additional paid-in capital		9,960
Retained earnings		25,401
Total Shareholder's Equity		36,361
Total Liabilities and Shareholder's Equity	$	152,531

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2017

Note A - Summary of Significant Accounting Policies:

Business activities:
Sun's Brothers Securities, Inc. (the Company) was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 1 5(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. (Now the Financial Industry Regulatory Agency, FINRA) Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are the sale of securities and related financial services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $5,000 at all times.

Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America (GAAP).

Securities Transactions
Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same day as the transaction date.

Cash and Cash Equivalents:
The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:
The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses during the year. Actual results could differ from those estimates.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2017

Office Equipment:
Office Equipment is stated at cost. Depreciation is computed using the accelerated method over five years which represents the estimated useful lives of the assets.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had taxable income of $18,399 for both Federal and State taxes during the period. Resulting in net taxable income of $16,515 after deducting net loss of $1,884, carried forward from previous period. The income taxes accrued for Federal and State were $2,543 and $767 respectively during the period.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2014, 2015, and 2016 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $33,792 which was $26,047 in excess of its required net capital of $7,745. The Company's ratio of aggregate indebtedness to net capital was 344% at September 30, 2017.

Note C - Fully Disclosed Clearing Agreement:

The Company has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D - Retirement Plan:

The Company provides a SEP IRA retirement plan for its employees. At the discretion of the Company's management, the Company may provide contributions to the retirement plan of up to 25% of employee compensation. The Company made a decision to contribute $27,500 to SEP IRA for its employee for the year ended September 30, 2017.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2017

Note E – Related Party Information

The sole shareholder has provided office space for the Company on a month to month basis, for which the Company has incurred $9,600 in rent expense.

Note F – Concentrations

99% of the commission revenue earned for the year ended September 30, 2017 came from transactions on behalf of two customers.

Note G – Line of Credit

The Company has available a line of credit agreement with Central Pacific Bank which provides that the Company may borrow up to $50,000. Borrowing under the line accrue interest at an annual rate of 7.0% and daily periodic rate of .01918%. There was an outstanding balance of $34,110 on September 30, 2017. Maturity of Line of Credit is 2/05/2023.

Note H – Comparison of Originally Filed and Amended Year End Focus IIA

The Company originally filed their year end FOCUS IIA showing an ending net capital of $37,102. The Company filed an amended year end FOCUS IIA on November 16, 2017 showing an ending net capital of $33,792. The entire difference of $3,310 is attributable to under reporting a liability on originally filed FOCUS IIA.